April 29, 2009

Via Telecopy and EDGAR

Kevin Vaughn
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:	Banner Corporation
File No. 0-26584
Form 10-K for the period ended December 31, 2008

Dear Mr. Vaughan:

This letter is to acknowledge receipt of the comment letter, dated April 22, 2009.  As a result of time commitments driven by our Annual Shareholders Meeting and first quarter earnings release and Report on Form 10Q, as well as the untimely death of our Chief Accountant two weeks ago, we respectfully request that we be given an extension to respond to your comment letter until May 15, 2009 to allow for us, our legal counsel and our auditors to have sufficient time to review and respond to the comments.

If you have any questions concerning this matter, please contact the undersigned at 509-526-8896 or e-mail at lbaker@bannerbank.com.

Sincerely,

/s/ Lloyd W. Baker

Lloyd W. Baker
Executive Vice President and
Chief Financial Officer

cc:	Paul Kline, Staff Accountant, SEC